July 25, 2007

Room 4561

Mr. Jon Gacek
Executive Vice President, Finance and
 Chief Financial Officer
Quantum Corporation
11431 Willows Road
Redmund, WA 98052

> **Re:** **Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 12, 2006**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response to our letter dated April 13, 2007 in connection with the above referenced filing and have the following comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

1.   We note your response to prior comment 1 in our letter dated April 13, 2007 and have the following additional comments regarding the nature of the settlement with Storage Technology Corporation (STK):

- Describe in further detail the terms, arrangements, obligations and rights associated with the settlement consideration elements received from STK. Further, describe all ownership attributes that reside in the patents or other assets received such as transferability or exclusivity rights and
- Describe any assets received or liabilities incurred that are associated with the STK settlement but were not part of the stipulated agreement.

2.	We have the following additional comments regarding valuation of elements received in the STK settlement:

- We believe that market place participant assumptions apply in valuing the elements received for the settlement consideration. Tell us how you considered use of market place participant assumptions in view of paragraph 9 of SFAS 142, paragraphs 5-7 of SFAS 141, paragraph B174 of SFAS 141 and paragraph 6 of EITF 02-17. Identify assumptions used in your valuations and explain why each is a market place participant assumption. Explain why you believe the "Royalty Savings Method" is an appropriate surrogate for a market place participant determination of fair value;

- Regarding the valuation of the patents tell us what consideration you gave to company specific assumptions versus marketplace participant assumptions;

- Since you own the patents, explain how the royalty savings method, which generally looks to the rights and rewards inuring to a licensee, presents a fair value that is materially similar to a valuation method that addresses the rights and rewards of ownership;

- Explain why you estimated the hypothetical royalty rate by use of a profit split method and market comparable royalty rate as opposed to use of a market rate alone;

- For patents you do not intend to use, tell us if you would give them away for no consideration and

- Tell us why you did not separately measure the fair value of the litigation settlement cost element and explain your basis for the use of a residual approach in fair valuing the elements received rather than a relative fair value model.

3.	Litigation expense arising from cases other than shareholder lawsuits are ordinarily recorded within cost of revenues or operating expenses. Other than shareholder litigation, we would not expect to see litigation settlements related to operations of the company classified outside of operating expenses. In this regard tell us whether you consulted with the national office of Ernst & Young for the recognition, valuation and classification issues related to the STK settlement and if so, provide us with the basis for any conclusion from that office.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant